As filed with the Securities and Exchange Commission on May 24, 2004

Registration No. 333-___

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CONTINUCARE CORPORATION

(Exact name of registrant as specified in its charter)

Florida	59-2716023

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

80 S.W. 8th Street, Suite 2350
Miami, Florida 33130
(305) 350-7515

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard C. Pfenniger, Jr.
Chairman and Chief Executive Officer
Continucare Corporation
80 S.W. 8th Street, Suite 2350
Miami, Florida 33130
(305) 350-7515

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Geoffrey MacDonald, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only shares being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

     If any of the shares being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than shares offered only in connection with dividend or interest reinvestment plans, check the following box.   ☒

     If this form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Class of Shares to	Amount to	Offering Price per	Aggregate Offering	Amount of
Be Registered	Be Registered	Unit(1)	Price (1)	Registration Fee
Common Stock, par value $0.0001 per share	2,333,333	$2.13	$4,970,000	$630.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 and based upon the average of the high and low prices of the Registrant’s common stock on the American Stock Exchange on May 20, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares and it is not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MAY ___, 2004

PROSPECTUS

CONTINUCARE CORPORATION

2,333,333 shares of Common Stock

     This prospectus relates to the offer and sale from time to time of up to 2,333,333 shares of our common stock by the persons listed in this prospectus under the heading “Selling Shareholders.”

     The prices at which the selling shareholders may sell the shares will be determined by prevailing market prices or through privately-negotiated transactions. We will not receive any proceeds from the sale of the shares in this offering.

     Our common stock is traded on the American Stock Exchange under the symbol “CNU.” On May 20, 2004, the last reported sale price of our common stock on the American Stock Exchange was $2.13 per share.

     Investing in these securities involves significant risks. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________________, 2004.

Unless otherwise indicated in this prospectus, “Continucare,” “we, “ “ us” and “our” refer to Continucare Corporation and its subsidiaries.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

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ABOUT CONTINUCARE

     We are a provider of outpatient healthcare services in Florida. Through various percentage of premium and capitated arrangements with health maintenance organizations we provide primary care medical services or oversee the provision of these primary care services by affiliated physicians. As of April 1, 2004, we provided services to approximately 16,000 patients on a full-risk basis and 12,700 patients on a limited or non-risk basis. Full-risk managed care agreements represent substantially all of our managed care revenues and require that in exchange for a percentage of premium we assume responsibility to provide and pay for all of our patients’ medical needs.

     Our executive offices are located at 80 S.W. 8th Street, Suite 2350, Miami, Florida 33130. Our telephone number is (305) 350-7515. Our website address is www.continucare.com. Our website is not part of this prospectus.

RISK FACTORS

     Investing in our common stock involves substantial risks. You should carefully consider the risks and uncertainties described below and the other information included and incorporated by reference in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us on the date of this prospectus or that we currently consider immaterial may also impair our business operations. If any of the following risk events identified below actually occurs, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of your investment.

Our operations are entirely dependent on two health maintenance organizations.

     We derive substantially all of our net medical services revenues under our managed care agreements with two health maintenance organizations, Humana Medical Plans, Inc. and Vista Healthplan of South Florida, Inc. and its affiliated companies. For the nine months ended March 31, 2004, we generated approximately 74.2% of our revenues from contracts with Humana and 25.8% of our revenues from contracts with Vista. We currently have four managed care agreements with Humana. The majority of our business with Humana is governed by one of our percentage of premium, full-risk agreements with Humana (the “Humana POP Agreement”). This agreement expires on July 31, 2008, unless terminated earlier for cause. Our managed care agreement with Vista expires on June 30, 2008, unless terminated earlier for cause. The loss of the Humana POP Agreement or our managed care agreement with Vista, or significant reductions in the percentage of premium or capitated rates under these contracts, could have a material adverse effect on our business, financial condition and results of operations.

We are responsible for the cost of medical services to our patients under our agreements with Humana and Vista.

     Under our percentage of premium contracts we assume full financial responsibility for the provision of medical care in return for a fee established by the contract. To the extent that the HMO members to whom we provide services under these fee arrangements require more frequent or extensive care, the revenues we derive from the underlying contract may be insufficient to cover the costs of the services provided. The profitability of our operations governed by our percentage of premium agreements depends, to a significant degree, on our ability to predict and effectively manage our costs relating to the provision of healthcare services, and relatively small changes in the ratio of our healthcare expenses to the percentage of premium revenues we receive can create significant changes in our financial results. Additionally, we face intense competition to recruit and retain qualified medical personnel. We cannot assure that the cost to recruit and retain qualified physicians and other medical professionals will not exceed the revenues we derive from their services.

Most of our medical services revenues are based on rates fixed by contract.

     Most of our revenues are generated by premiums consisting of fixed monthly payments per member established by the contract. In some cases, Humana may change the rates provided for under the Humana POP Agreement upon 30 days’ notice to us. Under our contracts we are obligated during the contract period to provide or arrange for the provision of healthcare services as established by the HMOs. We have less control over costs related to the provision of healthcare services than we do over our general and administrative expense. If our claims expense exceeds our estimates, we will be unable to adjust the revenues we receive under our current contracts, and our profits may decline.

If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced or we could cease to be profitable.

     We cannot be profitable if our costs of providing the required medical services exceed the revenues that we derive from those services. Our agreements with Humana and Vista require us to assume full financial responsibility for the provision of medical care in return for either a percentage of the premiums that the HMOs charge to their commercial members or receive from the Centers for Medicare and Medicaid Services for their Medicare members. Accordingly, as the costs of providing medical services to our patients increases, the profits we receive with respect to those patients generally decreases. Increased utilization or unit cost, competition, government regulations and many other factors may, and often do, cause actual healthcare costs to increase. These factors may include, among other things:

•	increased use of medical facilities and services, including prescription drugs;

•	increased cost of such services;

•	new benefits to patients added by the HMOs to their covered services without a corresponding increase in premium revenue;

•	changes or reductions of our utilization management functions such as preauthorization of services, concurrent review or requirements for physician referrals;

•	catastrophes or epidemics;

•	the introduction of new or costly treatments, including new technologies;

•	new government mandated benefits or other regulatory changes;

•	increases in the cost of “stop loss” or other insurance; and

•	increased use of health care services, including doctors’ office visits and prescriptions resulting from terrorists’ attacks and subsequent terrorists threats, including bioterrorism.

     If we cannot continue to improve our controls and procedures for estimating and managing our costs, our business, results of operations, financial condition and ability to satisfy our obligations could be adversely affected.

A failure to estimate incurred but not reported medical benefits expense accurately will affect our profitability.

     Our medical benefits expense includes estimates of medical claims incurred but not reported, or IBNR. We estimate our medical cost liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, utilization of healthcare services and other relevant factors. Actual conditions, however, could differ from those assumed in the estimation process. Due to the uncertainties associated with the factors used in these assumptions, materially different amounts could be reported in our financial statements for a particular period under different conditions or using different assumptions. Adjustments, if necessary, are made to medical benefits expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. Although our estimates of IBNR have been adequate, they may be inadequate in the future, which would adversely affect our results of operations. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results.

Our Fiscal 2003 financial statements contain a “going concern” qualification.

     Our auditors’ opinion on our June 30, 2003 consolidated financial statements stated that, although our financial statements had been prepared on a going concern basis, there was a significant uncertainty as to whether we would be able to fund our obligations and satisfy our debt obligations as they became due in Fiscal 2004. At March 31, 2004, our working capital deficit was $0.7 million, total indebtedness accounted for 56.7% of our total capitalization and we had principal and interest of $2.3 million outstanding under our credit facility. During the third quarter and continuing into the fourth quarter of Fiscal 2004, we have focused our attention on seeking to strengthen our financial position and have completed several transactions intended to improve our financial position. As a result, we presently believe that we will be able to fund our capital commitments, operating cash requirements and satisfy our obligations from a combination of cash on hand and anticipated cash flows from operations. However, we cannot assure that the transactions that we have completed, any other actions we may take, or the anticipated cash flows from our operations will provide sufficient cash flow for us to fund our cash requirements for the remainder of Fiscal 2004.

Healthcare reform initiatives, particularly changes to the Medicare system, could adversely effect our operations.

     Substantially all of our net medical services revenues from continuing operations are based upon Medicare funded programs. The federal government from time to time explores ways to reduce medical care costs through Medicare reform and through healthcare reform, generally. Any changes that would limit, reduce or delay receipt of Medicare funding or any developments that would disqualify us from receiving Medicare funding could have a material adverse effect on our business, results of operations, prospects, financial results, financial condition or cash flows. Due to the diverse range of proposals put forth and the uncertainty of any proposal’s adoption, we cannot predict what impact any Medicare reform proposal ultimately adopted may have on our business, financial position or results of operations.

Deficit spending and economic downturns could negatively impact our results of operations.

     Adverse developments in the economy often result in decreases in the federal budget and associated changes in the federal government’s spending priorities. We are presently in a period of deficit spending by the federal government, and those deficits are presently expected to continue for at least the next several years. Deficit spending by the federal government could lead to increased pressure to reduce government expenditures, including governmentally funded programs such as Medicare. If governmental funding of the Medicare program was reduced without a counterbalancing adjustment in the benefits offered to patients, our results of operations could be negatively impacted.

Medicare premiums have generally risen more slowly than the cost of providing healthcare services.

     Our revenues are largely determined by the premiums that the Centers for Medicare and Medicaid Services pay to the HMOs under their Medicare Advantage (formerly known as Medicare+Choice) contracts. Although the Centers for Medicare and Medicaid Services have generally increased the premiums paid to HMO’s for Medicare Advantage members each year, the rate of increase has generally been less than the rate at which the cost of providing health care services, including prescription drugs has increased on a national average. As a result, we are under increasing pressure to contain our costs. There can be no assurance that the Centers for Medicare and Medicaid Services will maintain its premiums at the current level or continue to increase its premiums each year. Additionally there can be no assurances that we will receive the total benefit of any premium increase the HMOs may receive.

Our revenues will be affected by the Medicare Risk Adjustment.

     The majority of members for whom we provide care are Medicare-eligible. The Centers for Medicare and Medicaid Services is now implementing its Medicare Risk Adjustment project during which it is transitioning its methodology to a new system that takes enrollees’ health status into account. Beginning January 1, 2004, the new risk adjustment system requires that ambulatory data be incorporated, and a blend consisting of a 30% risk adjustment payment and the remaining 70% based on demographic factors. Thereafter the blend percentages will be adjusted as follows:

	Risk Adjustment	Demographic
Year	Percentage	Percentage
2005	50%	50%
2006	75%	25%
2007	100%	0%

     Through the six months ended December 31, 2003, our payments from the HMOs were substantially based on the demographic model. We estimate that the new risk adjustment methodology had the impact of increasing our revenues per member by approximately 3% for the three months ended March 31, 2004. However, we cannot assure what impact this new risk adjustment methodology will have, in the future, on our business, results of operations, or financial condition.

Our intangible assets represent a substantial portion of our total assets.

     Our balance sheet includes intangible assets, including goodwill and other separately identifiable intangible assets, which represented approximately 68.6% of our total assets at March 31, 2004. We are required to review our intangible assets for impairment on an annual basis or more frequently if certain indicators of permanent impairment arise. Indicators of a permanent impairment include, among other things:

•	a significant adverse change in legal factors or the business climate;

•	the loss of a key HMO contract;

•	an adverse action by a regulator;

•	unanticipated competition;

•	loss of key personnel; or

•	allocation of goodwill to a portion of business that is to be sold.

     Because we operate in a single segment of business, we perform our impairment test on an enterprise level. In performing the impairment test, we compare our fair value, as determined by the current market value of our common stock, to the current value of the total net assets, including goodwill and intangible assets. Depending on the market value of our common stock at the time that an impairment test is required, there is a risk that a portion of our intangible assets would be considered impaired and must be written-off during that period. Such a write-off could have a material adverse effect on our results of operations.

We are subject to extensive government regulation.

     Our business is extensively regulated by the federal government and the State of Florida. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than shareholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our contracts, regulate how we do business, what services we offer, and how we interact with our members, other providers and the public. We are subject to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

•	forfeiture of amounts we have been paid;

•	imposition of civil or criminal penalties, fines or other sanctions on us;

•	loss of our right to participate in government-sponsored programs, including Medicare;

•	damage to our reputation in various markets

•	increased difficulty in hiring or retaining qualified medical personnel or marketing our products and services; and

•	loss of one or more of our licenses to provide healthcare services.

     Any of these events could reduce our revenues and profitability and otherwise adversely affect our operating results.

The healthcare industry is subject to continued scrutiny.

     The healthcare industry has been the subject of increased government and public scrutiny in recent years, which has focused on the appropriateness of the care provided, referral and marketing practices and other matters. Increased media and public attention has focused on the outpatient services industry in particular as a result of allegations of fraudulent practices related to the nature and duration of patient treatments, illegal remuneration and certain marketing, admission and billing practices by certain healthcare providers. The alleged practices have been the subject of federal and state investigations, as well as other legal proceedings. There can be no assurance that we will not be subject to federal and state review or investigation from time to time.

We compete with many competitors for patients, and the health care decisions our physicians make may adversely affect our business.

     The healthcare industry is highly competitive. We compete for patients with many other healthcare providers, including local physicians and practice groups as well as local, regional and national networks of physicians and healthcare companies, some of which have greater resources than we do. We believe that competition for patients is generally based upon the reputation of the physician treating the patient, the physician’s expertise, and the physician’s demeanor and manner of engagement with the patient. The pressure to reduce the growth of healthcare expenditures has also emphasized the need of physicians to manage the appropriateness of health services they provide to their patients. A decision by one of our physicians regarding the health services a patient receives may result in that patient seeking an alternate health care provider. We may not be able to continue to compete effectively in this industry, additional competitors may enter our markets, and this increased competition may have an adverse effect on our revenues.

We may not be able to successfully recruit or retain existing relationships with qualified physicians and medical professionals.

     We depend on our physicians and other medical professionals to provide medical services to our managed care patients and independent physicians contracting with us to participate in provider networks we develop or manage. We compete with general acute care hospitals and other healthcare providers for the services of medical professionals. Demand for physicians and other medical professionals is high and such professionals often receive competing offers. If we are unable to successfully recruit and retain medical professionals our ability to successfully implement our business strategy could suffer. No assurance can be given that we will be able to continue to recruit and retain a sufficient number of qualified physicians and other medical professionals.

Our business exposes us to the risk of medical malpractice lawsuits.

     Our business entails an inherent risk of claims against physicians for professional services rendered to patients, and we periodically become involved as a defendant in medical malpractice lawsuits. Medical malpractice claims are subject to the attendant risk of substantial damage awards. Although these claims are generally covered by insurance, if liability results from any of our pending or any future medical malpractice claims, there can be no assurance that our medical malpractice insurance coverage will be adequate to cover liability arising out of these proceedings. There can be no assurance that pending or future litigation will not have a material adverse effect on us or that liability resulting from litigation will not exceed our insurance coverage.

Our insurance coverage may not be adequate and rising insurance premiums could negatively affect our profitability.

     We rely on insurance to protect us from many business risks. In most cases, as is the trend in the healthcare industry, as insurance policies expire, we may be required to procure policies with narrower coverage, more exclusions and higher premiums. In some cases, coverage may not be available at any price. There can be no assurance that the insurance that we maintain and intend to maintain will be adequate, or that the cost of insurance and limitations in coverage will not adversely affect our business, financial position or results of operations.

Our operations are concentrated in Florida.

     All of our medical services revenues are presently derived from our operations in Florida. Adverse economic, regulatory, or other developments in Florida (including hurricanes) could have a material adverse effect on our financial condition or results of operations. In the event that we expand our operations into new geographic markets, we will need to establish new relationships with physicians and other healthcare providers. In addition, we will be required to comply with laws and regulations of states that differ from the one in which we currently operate, and may face competitors with greater knowledge of such local markets. There can be no assurance that we will be able to establish relationships, realize management efficiencies or otherwise establish a presence in new geographic markets.

A significant portion of our voting power is concentrated in one shareholder.

     One of our directors, Dr. Phillip Frost, and entities affiliated with him, beneficially owned approximately 44% of our outstanding common stock as of May 14, 2004. Based on Dr. Frost’s significant beneficial ownership of our common stock, he has a substantial ability to influence most corporate actions requiring shareholder approval, including the election of directors, and will be able to effectively control any shareholder votes or actions with respect to such matter. This influence by Dr. Frost may make us less attractive as a target for a takeover proposal. It may also make it more difficult to discourage a merger proposal that Dr. Frost favors or proxy contest for the removal of incumbent directors. As a result, this may deprive the holders of our common stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition of us or with or by another company.

We are dependent on our executive officers and other key employees.

     Our operations are highly dependent on the efforts of our Chief Executive Officer and our other key employees. While we believe that we could find replacements, the loss of any of their leadership, knowledge and experience could negatively impact our operations. Replacing any of our executive officers or key employees might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate a business such as ours. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel, which could negatively impact our operations.

We depend on our management information systems.

     Our operations are heavily dependent on our management information systems. Both the software and hardware used by us in connection with the services we provide have been subject to rapid technological change. Although we believe that our technology can be upgraded as necessary, the development of new technologies or refinements of existing technology could make our existing equipment obsolete. Although we are not currently aware of any pending technological developments that would be likely to have a material adverse effect on our business, there is no assurance that such developments will not occur.

Volatility of our stock price could adversely affect you.

     The market price of our common stock could fluctuate significantly as a result of many factors, including many factors that are beyond our ability to control or foresee and which, in some cases, may be wholly unrelated to us or our business. These factors include:

•	state and federal budget decreases;

•	adverse publicity regarding health maintenance organizations and other managed care organizations;

•	government action regarding eligibility;

•	changes in government payment levels;

•	changes in state mandatory programs;

•	changes in expectations of our future financial performance or changes in financial estimates, if any, of public market analysts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the managed care industry or our provider networks;

•	the success of our operating strategy;

•	the operating and stock price performance of other comparable companies;

•	the termination of any of our contracts;

•	regulatory or legislative changes;

•	acts of war or terrorism or an increase in hostilities in the world; and

•	general economic conditions, including inflation and unemployment rates.

     You may not be able to resell your shares of our common stock following periods of volatility because of the market’s adverse reaction to that volatility. Our stock may not trade at the same levels as the stock of other healthcare companies, and the market in general may not sustain its current prices.

We will not receive any of the proceeds from this offering.

     We initially issued the shares of common stock covered by this prospectus on April 22, 2004, to the selling shareholders and received aggregate proceeds of $3.5 million. The shares of common stock offered by this prospectus are offered by the selling shareholders identified elsewhere in this prospectus for their own accounts, and we will not receive any of the proceeds from their offering of their shares of common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

     All statements included in this prospectus, any accompanying prospectus supplement, and the documents they incorporate by reference, other than statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statement as a result of various factors. Forward-looking statements may include statements about:

•	Our ability to make capital expenditures and respond to capital needs;

•	Our ability to enhance the services we provide to our members;

•	Our ability to strengthen our medical management capabilities;

•	Our ability to improve our physician network;

•	Our ability to renew our managed care agreements and negotiate terms which are favorable to us and affiliated physicians;

•	Our ability to respond to future changes in Medicare reimbursement levels and reimbursement rates from other third parties;

•	Our ability to establish relationships and expand into new geographic markets; and

•	The potential impact on our claims loss ratio as a result of the Medicare Risk Adjustments (“MRA”).

     These forward-looking statements involve a number of risks and uncertainties that cannot be predicted or quantified. Consequently, our actual results may differ materially from those expressed or implied by any forward-looking statements. Forward-looking statements, therefore, should be considered in light of all of the information included or incorporated by reference in this prospectus, including the cautionary information set forth under the heading “Risk Factors” beginning on page 3.

     We caution you not to place significant reliance on these forward-looking statements, which speak only as of the date of this prospectus or the date of the incorporated document, as applicable, and we undertake no obligation to update or revise these statements.

USE OF PROCEEDS

     We will not receive any proceeds from this offering. The selling shareholders will receive all the proceeds from this offering.

SELLING SHAREHOLDERS

     We initially issued the shares of common stock covered by this prospectus on April 22, 2004, to “accredited investors” (as defined in Rule 501 under the Securities Act) in compliance with Regulation D under the Securities Act. The selling shareholders may from time to time offer and sell pursuant to this prospectus or prospectus supplement any or all of the common stock covered by this prospectus as described in more detail under “Plan of Distribution.” No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to this registration statement has become effective.

     The following table sets forth information about each selling shareholder, including the name, the number of shares and percentage of the common stock beneficially owned and being offered by the selling shareholder. None of the selling shareholders listed below has held any position or office with, or, to our knowledge, has otherwise had a material relationship with, us within the past three years. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to the shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

     We cannot estimate the amount of our common stock that will be beneficially owned by the selling shareholders after completion of this offering because the selling shareholders may offer all, some or none of the shares of our common stock beneficially owned by them.

	Number of Shares of
	Common Stock	Percentage of
	Beneficially Owned	Common Stock
Name of Selling Shareholder	and Offered Hereby	Outstanding (1)
Bedford Oak Acorn, LP	600,000	1.2%
St. Cloud Capital Partners, L.P.	400,000	*
Jacqueline Simkin Revocable Trust Dated 3/16/99, as Amended	355,000	*
Sherleigh Associates, Inc.	300,000	*
T.I.C. Development Corporation	113,333	*
Prine Intervest Limited	113,333	*
IVC Investors, Ltd.	106,667	*
Marie V. Wolf	100,000	*
Heller Capital Partners LLC	98,334	*
Fred Tarter and Lois Tarter	80,000	*
Borsting Family Trust Dated 9/7/91	33,333	*
Worthington Associates, Inc.	33,333	*

*	Less than 1%.

(1)	Calculated using the 50,300,186 shares of Common Stock outstanding as of May 14, 2004.

PLAN OF DISTRIBUTION

     The selling shareholders may sell all or a portion of the shares of common stock offered hereby on any national securities exchange or quotation service that lists or quotes the common stock, in private transactions or in the over-the counter market at prices related to the prevailing prices of the shares on the American Stock Exchange. The selling shareholders may also sell shares of common stock pursuant to Rule 144 of the Securities Act, if available, rather than under this prospectus.

     The selling shareholders may be deemed to be underwriters within the meaning of the Securities Act. Any selling shareholder may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of concessions or commissions from the selling shareholders. The selling shareholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be underwriters within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling shareholders and other persons participating in the sale or distribution of the shares may be subject to applicable provisions of the Securities Exchange Act, and the rules and regulations thereunder, that limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person, including the SEC’s Regulation M. The anti-manipulation rules under the Securities Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

     We have agreed, subject to certain conditions, to keep the registration statement relating to the offering and sale by the selling shareholders of the shares of common stock covered by this prospectus continuously effective for a period of one year following the effectiveness of the registration statement, or until such earlier date as of which either all shares of common stock registered hereunder have been disposed of or the selling shareholders are permitted to sell all of their respective shares of common stock in a single transaction in accordance with Rule 144 under the Securities Act.

     We will pay all fees and expenses incident to the preparation, filing, amending and supplementing of the registration statement of which this prospectus is a part and any registration, filing, qualification and other fees and expenses of complying with state blue sky or securities laws. The selling shareholders will pay all applicable stock transfer taxes, brokerage commissions, underwriting discounts or commissions and any fees of their counsel.

     We have agreed that we will indemnify the selling shareholders against certain liabilities, including certain liabilities under the Securities Act, and the selling shareholders have agreed to indemnify us for certain liabilities resulting from information they provided to us or from certain sales of common stock under this registration statement, including liabilities under the Securities Act.

LEGAL MATTERS

     Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida, will pass on the validity of the shares of common stock offered by the selling shareholders under this prospectus.

EXPERTS

     Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements included in our Annual Report on form 10-K for the year ended June 30, 2003, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to such consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are “incorporating by reference” into this prospectus information we have filed with the SEC, which means that we are disclosing important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus and prior to the termination of this offering, other than information furnished pursuant to Items 9 or 12 of Form 8-K:

•	Our annual report on Form 10-K for the year ended June 30, 2003 filed on September 29, 2003;

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2003, filed on November 13, 2003;

•	Our quarterly report on Form 10-Q for the quarter ended December 31, 2003, filed on February 13, 2004;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed on May 14, 2004;

•	Our current report on Form 8-K dated October 3, 2003, filed October 3, 2003;

•	Our current report on Form 8-K dated February 13, 2004, filed February 13, 2004;

•	Our Registration Statement on Form 8-A filed September 4, 1996, registering our common stock under Section 12(b) of the Exchange Act, including any further amendment or reports filed for the purpose of updating such description.

     You may request a copy of these filings by writing or telephoning us at the following address:

Continucare Corporation
80 S.W. 8th Street, Suite 2350
Miami, Florida 33130
Attention: Corporate Secretary
(305) 350-7515

     Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

     Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

     In addition, you can inspect the reports, proxy statements and other information we file at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, to register with the SEC the shares described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses to be borne by Continucare Corporation (the “Registrant”) in connection with the offering. All of the amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$630
Legal Fees and Expenses	$10,000
Accounting Fees and Expenses	$7,000
Miscellaneous Expenses	$4,370

TOTAL FEES AND EXPENSES	$22,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0831 of the Florida Business Corporation Act (the “FBCA”) provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton or willful disregard of human rights, safety or property.

     Section 607.0850 of the FBCA provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation, against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this provision in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which court shall deem proper. Section 607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide such indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

     Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.

     The Registrant’s bylaws provide that it shall indemnify its officers and directors and former officers and directors to the full extent permitted by law.

     The Registrant has entered into indemnification agreements with certain of its officers and directors. The indemnification agreements generally provide that the Registrant will pay certain amounts incurred by an officer or director in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the Registrant (derivative suits) where the individual’s involvement is by reason of the fact that he was or is an officer or director. Under the indemnification agreements, an officer or director will not receive indemnification if such person is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant. The agreements provide a number of procedures and presumptions used to determined the officer’s or director’s right to indemnification and include a requirement that in order to receive an advance of expenses, the officer or director must submit an undertaking to repay any expenses advanced on his behalf that are later determined he was not entitled to receive.

     The Registrant’s directors and officers are covered by insurance policies indemnifying them against certain liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities.

ITEM 16. EXHIBITS

     The following exhibits either are filed herewith or incorporated by reference herein, as indicated below:

Exhibits	Description

4.1	Form of Stock Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)
5	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.*
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5)*
23.2	Consent of Ernst & Young LLP*
24	Power of Attorney (included with signature pages to this Registration Statement)*

*	Filed herewith

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of shares offered (if the total dollar value of shares offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the shares being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on the 24th day of May, 2004.

CONTINUCARE CORPORATION
By:	/s/ Richard C. Pfenniger, Jr.
Richard C. Pfenniger, Jr.
Chairman of the Board and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard C. Pfenniger, Jr. and Janet L. Holt, and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Richard C. Pfenniger, Jr. Richard C. Pfenniger, Jr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer), Director	May 24, 2004

/s/ Janet L. Holt Janet L. Holt	Chief Financial Officer (Principal Financial Officer)	May 24, 2004

/s/ Robert Cresci Robert Cresci	Director	May 24, 2004

/s/ Phillip Frost, M.D. Phillip Frost	Director	May 24, 2004

/s/ Neil Flanzraich Neil Flanzraich	Director	May 24, 2004

SIGNATURE	TITLE	DATE

/s/ Patrick Healy Patrick Healy	Director	May 24, 2004

/s/ Jacob Nudel, M.D. Jacob Nudel	Director	May 24, 2004

/s/ A. Marvin Strait, CPA A. Marvin Strait	Director	May 24, 2004

INDEX TO EXHIBITS

Exhibits	Description

5	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5)
23.2	Consent of Ernst & Young LLP
24	Power of Attorney (included with signature pages to this Registration Statement)